Supplement No. 7 to Prospectus dated March 12, 2001

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$250,000,000

5% Convertible Subordinated Notes Due 2007 and

Common Stock Issuable Upon Conversion of the Notes

      This is a seventh supplement to the Prospectus dated March 12, 2001 (the “Prospectus”), relating to $250,000,000 principal amount of our 5% Convertible Subordinated Notes due 2007 (the “Notes”) and the shares of our common stock issuable upon conversion of the Notes.

      The table in the “Selling Holders” section on pages 19-21 of the Prospectus is hereby further supplemented by the addition of the following information regarding Selling Holders, which information includes amounts which are in addition to, and which, in some cases, may be in substitution for, amounts listed for the same or other Selling Holders in the Prospectus and in prior Supplements:

	Principal Amount of	Shares of Common
	Notes Beneficially	Stock Issuable upon
Selling Holder	Owned and Offered	Conversion of Notes (1)

Deutsche Banc Alex. Brown(2)	$4,380,000	99,404

Total	$4,380,000	99,404

(1)	Based upon an initial conversion rate of approximately 22.695 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

(2)	The amounts listed are in addition to the amounts listed for the named Selling Holder in the Prospectus dated March 12, 2001, and in Prospectus Supplement No. 4 dated April 19, 2001.

All of the other portions of the Prospectus, as previously supplemented, remain unchanged.

The date of this Supplement No. 7 is July 9, 2001.